UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KiOR, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

497217 10 9
(CUSIP Number)

BIOeCON B.V.
Hogebrinkerweg 15 e
3871 KM Hoevelaken
The Netherlands
Tel: +31 33 254 04 73
Attn: Paul O’Connor

Copies to:

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
(212) 536-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 12,357,294 * 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,357,294 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 21.9%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 12,357,294 shares of Class B Common Stock held by BIOeCON B.V. which are convertible into 12,357,294 shares of Class A Common Stock at any time, at the option of the holder.  BIOeCON B.V. may be deemed to share voting power over these shares with Paul O’Connor, its managing director, BIOeCON Holding B.V., its controlling stockholder and BIOeCON International Holding N.V., the controlling stockholder of BIOeCON Holding B.V.  Percentage ownership is calculated based on 43,220,478 shares of Class A Common Stock issued and outstanding, as reported in on the Form 10-Q filed by KiOR, Inc. with the Securities and Exchange Commission on May 15, 2012.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 12,357,294 * 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,357,294 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 21.9%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 12,357,294 shares of Class B Common Stock which are convertible into 12,357,294 shares of Class A Common Stock, held by BIOeCON B.V., of which BIOeCON Holding B.V. is a controlling stockholder and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON International Holding N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Curacao, Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 12,357,294 * 9. Sole Dispositive Power: 12,357,294 * 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,357,294 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 21.9%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 12,357,294 shares of Class B Common Stock which are convertible into 12,357,294 shares of Class A Common Stock, held by BIOeCON B.V., of which BIOeCON International Holding N.V. controls as the controlling stockholder of BIOeCON Holding B.V.  BIOeCON International Holding N.V. has sole dispositive power over the shares, and may be deemed to share voting power.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Paul O’Connor
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 12,357,294 * 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,357,294 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 21.9%
14.	Type of Reporting Person (See Instructions): IN

*
The amount of securities beneficially owned represents 12,357,294 shares of Class B Common Stock which are convertible into 12,357,294 shares of Class A Common Stock, held by BIOeCON B.V., of which Paul O’Connor is the managing director and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements Items 4, 5, 6 and 7 of the original statement on Schedule 13D filed on July 12, 2011 (the “Schedule 13D”), with the Securities and Exchange Commission, which relates to Class A Common Stock, par value $0.0001 per share (“Class A Stock”), of KiOR, Inc., a Delaware corporation (“KiOR”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following sentence to the end of the first paragraph thereof:

On May 23, 2012, BIOeCON BV sold 834, 544 shares of Class B Stock primarily in order to enable BIOeCON  BV and its ultimate beneficial owners to partially meet tax obligations that it anticipates being subject to in the foreseeable future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

As of May 25, 2012, BIOeCON BV owns 12,357,294 shares of Class B Stock, which if converted into Class A Stock, would constitute 21.9% of the Class A Stock issued and outstanding as of that date.  BIOeCON Holding BV is a controlling stockholder of BIOeCON BV, BIOeCON NV is a controlling stockholder of BIOeCON Holding BV and Paul O’Connor is the managing director of BIOeCON BV, and thus they may be deemed to share voting power with BIOeCON BV with respect to these 12,357,294 shares of Class B Stock.  BIOeCON NV has sole dispositive power with respect to these 12,357,294 shares of Class B Stock.

On May 23, 2012, BIOeCON BV sold 834,544 shares of Class B Stock, which automatically converted to the same number of shares of Class A Stock upon transfer, to UBS Securities, LLC at a price of $8.84 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, as a transaction directly with a market maker.  Other than this sale, there have been no transactions in Class A Stock or Class B Stock effected by BIOeCON BV, BIOeCON Holding BV, BIOeCON NV or Paul O’Connor during the sixty days on or prior to the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the deletion of the last paragraph and the addition of the following:

On May 22, 2012, BIOeCON entered into a Secondary Block Trade Agreement with UBS Securities, LLC to sell 834,544 shares of Class B Stock (which automatically converted upon transfer into the same number of shares of Class A Stock) at a price of $8.84 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, as a transaction directly with a market maker.  The trade date of this sale was May 23, 2012.

Except as otherwise described herein, there are no contracts, arrangements, understandings  or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby deleted and replaced with the following:

Exhibit 99.1
Amended and Restated Investors’ Rights Agreement, dated April 21, 2011 (Incorporated by reference to Exhibit 4.2 of KiOR’s Registration Statement on Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission on May 18, 2011)

Exhibit 99.2	Joint Filing Agreement (Previously filed with the Schedule 13D)

Exhibit 99.3	Secondary Block Trade Agreement, dated May 22, 2012, by and between UBS Securities, LLC and BIOeCON B.V.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012
BIOeCON B.V. By: /s/ Paul O’Connor
Name:	Paul O’Connor
Title:	Managing Director
BIOeCON HOLDING B.V. By: /s/ Paul O’Connor
Name:	Paul O’Connor
Title:	Managing Director
/s/ Paul O’Connor Paul O’Connor

BIOeCON INTERNATIONAL HOLDING N.V. By: Orangefield Trust (Caribbean) N.V., Managing Director By: /s/ B. Bekkering
Name:	B. Bekkering
Title:	General Proxyholder
By: /s/ L.M. Overmeer
Name:	L.M. Overmeer
Title:	Proxyholder